Exhibit 99
                         SODEXHO MARRIOTT SERVICES, INC.
                           FORWARD-LOOKING STATEMENTS

SUMMARY OF IMPORTANT FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

As indicated previously, this report contains forward-looking statements that are subject to a number of risks and uncertainties. Sodexho Marriott Services, Inc. (the "Company") cautions readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results of operations. The factors set forth below do not constitute all factors which investors should consider prior to making an investment decision with respect to the Company's securities. Further, investors should not assume that the information contained below is complete or accurate in all respects following the date of this filing. The Company assumes no obligation to update any forward-looking statements or any of the factors discussed below.

     LIMITED HISTORY. The Company has been operating less than three years as an independent, publicly owned, food service and facilities management company. The Company's management has limited experience in operating and managing a public company with indebtedness that exceeds its assets, or in integrating an acquisition the size of Sodexho North America. The Company also must take steps to assure that certain corporate services now being provided to the Company for limited periods of time by Marriott International eventually will be adequately performed by the Company or third-party contractors. Any or all of these factors could have a material adverse effect on the Company's business, results of operations, and financial condition.

     SUBSTANTIAL INDEBTEDNESS. The Company's indebtedness under its credit facility agreements is currently about $940 million and bears interest at rates that float with certain indices (prior to certain hedging strategies). The size of the Company's indebtedness and the restrictive covenants, events of default and other restrictions on the Company's activities contained in its credit facility agreements may limit the Company's ability to respond to market conditions, satisfy capital expenditure requirements, meet contractual or financial obligations, incur additional debt, invest in information technology infrastructure or engage in other activities. As a result, significant losses or lower profits by the Company or certain activities by it could cause the Company to violate the terms of its credit facility agreements and thereby impair the Company's liquidity and limit its ability to raise additional capital. Moreover, a failure by the Company to make required debt payments could result in an acceleration of the Company's indebtedness, in which case the lenders thereunder would be entitled to exercise their remedies, including foreclosing on collateral. In view of the Company's substantial leverage, any new financings and refinancings by the Company of the Company's indebtedness, if available at all, may be at higher interest rates and may contain terms significantly less advantageous than would have been available to the Company absent the spin-off and merger in March 1998. In addition, a rise in interest rates would cause the Company's payment obligations to increase, even though the Company has hedged a significant portion of its interest-rate risk. The occurrence of any of these events could restrict the Company's ability to finance its future operations, meet capital needs or engage in other business activities that may be in the interest of the Company. There can be no assurance that the Company will be able to obtain additional capital, if needed, on acceptable terms, or that the occurrence of any of the foregoing events would not have a material adverse effect on the Company's business, results of operations and financial condition.

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     CONTRACTUAL  ARRANGEMENTS.  The Company's ability to continue the growth of its food service and facilities management business depends on whether it can continue to obtain new contracts, or renewals of existing contracts, on satisfactory terms. The majority of the food service and facilities management contracts of the Company are either based on fixed-price terms or terminable by clients on short notice (generally from 30 to 120 days), or both. Therefore, the Company's results of operations are dependent to a significant extent on its ability to estimate and control costs associated with the provision of services under these contracts. The Company's costs are subject to increases as a result of rising labor and supply costs, many of which are outside its control. In addition,  the terms of the  Company's  operating  contracts  are  influenced by
contract  terms  offered  by  the  Company's   competitors,   general   economic
conditions, and other factors. There can be no assurance that some or all of these factors will not adversely affect the Company's operating margins or its ability to enter into satisfactory future contracts, or that these factors would not have a material adverse effect on the Company's business, results of operations, and financial condition.

     COMPETITION. The food service and facilities management industries are highly competitive. The Company competes in these industries with numerous other vendors of varying sizes, many of which have significant financial resources. The continued success of the Company will be dependent, in large part, upon its ability to compete in such areas as the quality of food and facilities management services, the nature and scope of specialized services, and upon the Company's ability to contain costs.

     ECONOMIC CONDITIONS. A decline in international, national or regional economic conditions could result in reduced demand for the outsourcing of food and facilities management services and create pressure on the Company to enter into contractual arrangements less favorable than those currently in effect or under consideration. Accordingly, such a decline could have a material adverse effect on the Company's business, results of operations, and financial condition. Also, low levels of unemployment, or other factors, could cause labor costs to increase and could cause the Company to have unfilled positions that could impair its service levels. This could result in increased costs incurred by the Company, some of which may not be recoverable from clients and could impair the retention of existing clients.

     LIMITED GEOGRAPHIC FOCUS. The Company is not currently expected to expand its international presence beyond Canada. The Company's licensing arrangements with Marriott International and Sodexho to use the names "Marriott" and "Sodexho" cover only the U.S. and Canada. As a practical matter, since the Company will be allowed to use its corporate name only in the U.S. and Canada, and since Sodexho controls or has significant interests in companies competing in other countries in the food service and facilities management sector, it is unlikely that the Company will engage in significant operations outside the U.S. and Canada. As a result, the Company will be more susceptible to a downturn in the U.S. and Canadian economies than a company that is actively engaged in various other markets.

     RELATIONSHIP WITH SODEXHO. As part of the merger in March 1998, the Company and Sodexho entered into certain arrangements under which Sodexho provides the Company with a variety of consulting and advisory services and other assistance and has guaranteed a portion of the Company's indebtedness. Sodexho also has licensed to the Company the use of the name "Sodexho." These arrangements may have the effect of causing the Company to be reliant to a substantial degree on its relationship with Sodexho. Therefore, any issues which may adversely impact Sodexho's image could negatively impact the Company as well. In addition, each of these arrangements has a finite term, and the failure to renew any such arrangements on comparable terms could have a material adverse effect on the Company's business, results of operations, and financial condition. This relationship may also require the Company's management to focus on issues arising from cultural and geographic differences, rather than on the strategic initiatives specifically designated for the North American marketplace. Adverse effects might also result in the event Sodexho were to encounter financial or other difficulties that could prevent it from providing such services or assistance to the Company.

     SEASONAL NATURE OF THE COMPANY'S BUSINESS. The food service and facilities management business has been characterized historically by seasonal fluctuations in overall demand for services, particularly in the education sector where sales are stronger during the academic year. There can be no assurance that these fluctuations will not have a material adverse effect on the Company's business, results of operations, and financial condition.


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     CERTAIN ANTI-TAKEOVER  EFFECTS. As of March 2, 2001, Sodexho, the Company's
largest stockholder, beneficially owned approximately 48% of the outstanding shares of the Company's common stock. Sodexho has agreed pursuant to a tax sharing and indemnification agreement entered into among the Company, Marriott International and Sodexho not to acquire 50% or more of the Company's common stock for three years after the merger in March 1998, or through March 27, 2001. On January 24, 2001, Sodexho Alliance, S.A. submitted to the Board of Directors of the Company a proposal to acquire all the shares of the Company it does not already own. Even if such a transaction does not occur, because Sodexho owns a large percentage of the Company's common stock, it may be able to exercise significant influence over many matters requiring stockholder approval. Pursuant to a stockholder agreement with the Company, Sodexho also has the right to
nominate  three  members  of  the  Company's  Board.  As  a  result,   Sodexho's
relationship with the Company may have the effect of, among other things, preventing a change in control of the Company at any time without the agreement of Sodexho.

     USE OF TRADENAMES. Marriott International has licensed the "Marriott" name to the Company in certain limited respects for a period of four years after the merger in March 1998, or through March 27, 2002. The Company will not have the right to use the "Marriott" name after the expiration of the four-year period. In addition, Sodexho has licensed the "Sodexho" name to the Company under a royalty agreement having a ten-year term. The "Sodexho" name, which has been used in the food service and facilities management business in North America for the four years prior to the merger in March 1998, is not as well known in that market as the "Marriott" name. The Company may have to make additional expenditures to position its new name in the marketplace and cannot predict with certainty the extent to which the substitution of a new name may adversely affect its retention and acquisition of clients. Further, to the extent that the Company fails to perform its obligations under its license agreements with Marriott International or Sodexho, each of Marriott International and Sodexho could successfully prevent the Company from using their respective names, which could adversely affect the Company's retention and acquisition of clients and its financial performance.

     DIVIDEND POLICY. Prior to the merger in March 1998, the Company paid regular quarterly dividends. On October 13, 1999, the Company's Board of Directors declared a dividend for fiscal year 1999 of $0.08 per common share, paid on December 10, 1999 to shareholders of record on November 22, 1999. In the future, the Company may pay dividends, subject to the restrictive covenants contained in the Company's credit facility agreements and other relevant considerations. In general, the restrictive covenants do not permit the Company to pay dividends to stockholders in an amount greater than 40 percent of the Company's net income, or 45 percent when the ratio of the Company's consolidated debt to EBITDA (as defined in the documentation for the credit facility agreements) is less than 4 but not less than 3. This restriction will no longer apply when such ratio is less than 3. The payment and amount of cash dividends on the Company's common stock will be subject to the sole discretion of the Company's Board, which will review the Company's dividend policy at such times as may be deemed appropriate. Payment of dividends on the Company's common stock will depend upon the Company's financial position, capital requirements, profitability and such other factors as the Company's Board deems relevant.

     FLUCTUATING PRICES OF THE COMPANY'S COMMON STOCK. The Company's common stock is listed and traded on the New York Stock Exchange and certain other U.S. exchanges. Prices at which the Company's common stock trades fluctuate significantly and could be influenced by many factors, including, among others, the continuing depth and liquidity of the market for the Company's common stock, investor perception of the Company, the Company's dividend policy and general economic and market conditions.

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